As filed pursuant to Rule 424(b)(2)

Registration No. 333-161774

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.85% Notes due 2013	$299,787,000	$21,374.82

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”).

Prospectus Supplement

(To prospectus dated September 8, 2009)

$300,000,000

2.85% Notes due 2013

We are offering $300,000,000 principal amount of 2.85% notes due 2013 (the “notes”). We will pay interest on the notes on April 1 and October 1 of each year, beginning October 1, 2010. The notes will mature on October 1, 2013. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 above that amount. We may redeem the notes, in whole or in part, at any time and from time to time prior to their maturity at the redemption prices as described under “Description of the Notes—Optional Redemption.” If we experience a change of control triggering event, we may be required to purchase the notes from holders at the applicable price as described under “Description of the Notes—Change of Control Triggering Event.”

The notes will be general unsecured senior obligations and rank equally with all of our other unsecured unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9 for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Per Note	Total
Public offering price(1)	99.929%	$299,787,000
Underwriting discount	0.450%	$1,350,000
Proceeds, before expenses, to us(1)	99.479%	$298,437,000

(1)	Plus accrued interest from March 15, 2010, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear and Clearstream, on or about March 15, 2010.

Joint Book-Running Managers

Barclays Capital	BofA Merrill Lynch	Goldman, Sachs & Co.	Wells Fargo Securities

Lead Managers

BB&T Capital Markets	BNY Mellon Capital Markets, LLC

Co-Managers

Credit Agricole CIB	SunTrust Robinson Humphrey	U.S. Bancorp Investments, Inc.

The date of this prospectus supplement is March 10, 2010

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part, the accompanying prospectus dated September 8, 2009, gives more general information, some of which may not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any one of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement, unless otherwise stated or the context otherwise requires, references to “we,” “us,” “our” and “Company” refer to Airgas, Inc. and, in some instances, its consolidated subsidiaries. If we use a capitalized term in this prospectus supplement and do not define the term in this document, it is defined in the accompanying prospectus.

S-i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this prospectus supplement, except for any information that is superseded by information that is included directly in this document.

This prospectus supplement incorporates by reference the documents listed below that we have previously filed with the Commission. They contain important information about us.

Company SEC Filings	Period
Annual Report on Form 10-K	Year ended March 31, 2009 (including the portion of the Company’s proxy statement incorporated by reference into the Annual Report on Form 10-K)
Quarterly Reports on Form 10-Q	Quarter ended June 30, 2009, September 30, 2009 and December 31, 2009
Current Reports on Form 8-K	As filed on August 20, 2009, September 11, 2009, September 14, 2009, October 16, 2009 (other than the information provided under Item 2.02, which is furnished and not filed), February 8, 2010, February 10, 2010, February 11, 2010 and February 22, 2010

We incorporate by reference additional documents that we may file with the Commission between the date of this prospectus supplement and the termination or completion of the offering of the debt securities. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any report, document, or portion thereof that is furnished to, but not filed with, the Commission is not incorporated by reference. The information contained on our website (www.airgas.com) is not incorporated into this prospectus supplement.

You can obtain any of the documents incorporated by reference in this document through us, or from the Commission through the Commission’s website at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to that document. You can obtain documents incorporated by reference in this prospectus supplement by requesting them in writing or by telephone from us at the following address:

General Counsel’s Office

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

If you request any incorporated documents from us, we will mail them to you by first class mail, or other means, promptly after we receive your request.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain certain estimates, predictions, and other “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements are generally identified with the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “target,” “may,” “will,” “would,” “plan,” “project,” “should,” “continue” or the negative thereof or other similar expressions, or discussion of future goals or aspirations, which are predictions of or indicate future events and trends and which do not relate to historical matters.

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain statements that are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding: the Company’s expectation of annual savings in fiscal 2010 from ongoing efficiency initiatives; the Company’s intention to negotiate its withdrawal from its multi-employer defined benefit pension plans provided for in six remaining collective bargaining agreements that provide for such plans over the next two years; the Company’s expectation of earnings of $0.67 to $0.71 per diluted share for the fourth quarter ending March 31, 2010; the Company’s belief as to the long-term growth potential of its strategic products; the Company’s expectation that its overall effective tax rate for fiscal 2010 will range from 39.0% to 39.5% of pre-tax earnings; the Company’s ability and intention to refinance principal payments on its outstanding term loans with borrowings under its long-term revolving credit facilities; the Company’s expectation of renewing its accounts receivables securitization or having other financing alternatives in place before the expiration of its accounts receivables securitization agreement in March 2010; the Company’s ability to manage its exposure to interest rate risk through the use of interest rate swap agreements; the performance of counterparties under interest rate swap agreements; the Company’s estimate that for every 25 basis point increase in LIBOR, annual interest expense will increase approximately $2.2 million; the estimate of future interest payments on the Company’s long-term debt obligations; the estimate of future payments or receipts under interest rate swap agreements; and the Company’s estimates of purchase commitments associated with product supply agreements and the belief that the minimum product purchases under the agreements are within the Company’s normal product purchases.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially from those predicted in any forward-looking statement include, but are not limited to: the Company’s inability to meet its earnings estimates resulting from lower sales, decreased selling prices, higher product costs and/or higher operating expenses than that forecasted by the Company; continued weakening of the economy resulting in weakening demand for the Company’s products; weakening operating and financial performance of the Company’s customers, which can negatively impact the Company’s sales and the Company’s ability to collect its accounts receivable; changes in the environmental regulations that affect the Company’s sales of specialty gases; higher or lower overall tax rates in fiscal 2010 than that estimated by the Company resulting from changes in tax laws, changes in reserves and other estimates; increases in debt in future periods and the impact on the Company’s ability to pay and/or grow its dividend; a decline in demand from markets served by the Company; adverse customer response to the Company’s strategic product sales initiatives; the Company’s inability to continue sales of strategic products in markets growing faster than GDP; a lack of cross-selling opportunities for the Company’s strategic products; a lack of specialty gas sales growth due to a downturn in certain markets; the negative effect of an economic downturn on strategic product sales and margins; the inability of strategic products to diversify against cyclicality; supply shortages of certain gases and the resulting inability of the Company to meet customer gas requirements; customers’ acceptance of current prices and of future price increases; adverse changes in customer buying patterns; a rise in product costs and/or operating expenses at a rate faster than the Company’s ability to increase prices; higher or lower capital expenditures than that estimated by the Company; the inability to refinance principal payments on the term loans due to a lack of

S-iii

availability under the revolving credit facilities; the inability to extend or refinance the trade receivable securitization when it comes due; limitations on the Company’s borrowing capacity dictated by the Senior Credit Facility (as defined in “Description of Other Obligations” herein); fluctuations in interest rates; our ability to continue to access credit markets on satisfactory terms; the impact of tightened credit markets on our customers; the impact of changes in tax and fiscal policies and laws; the extent and duration of current recessionary trends in the U.S. economy; higher than expected implementation costs of the SAP system; conversion problems related to the SAP system that disrupt the Company’s business and negatively impact customer relationships; potential disruption to the Company’s business from integration problems associated with acquisitions; the Company’s success in continuing its cost reduction program; the Company’s ability to successfully identify, consummate and integrate acquisitions to achieve anticipated acquisition synergies; increased liabilities arising from withdrawals from the Company’s multi-employer pension plans; the inability to pay dividends as a result of loan covenant restrictions; the inability to manage interest rate exposure; higher interest expense than that estimated by the Company due to changes in debt levels or increases in LIBOR; unanticipated non-performance by counterparties related to interest rate swap agreements; the effects of competition on products, pricing and sales growth; changes in product prices from gas producers and name-brand manufacturers and suppliers of hardgoods; changes in customer demand resulting in the inability to meet minimum product purchases under supply agreements; and the effects of, and changes in, the economy, monetary and fiscal policies, laws and regulations, inflation and monetary fluctuations, both on a national and international basis. The Company does not undertake to update any forward-looking statement made herein or that may be made from time to time by or on behalf of the Company.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. It may not contain all of the information that may be important to you in deciding whether to invest in the notes. You should read this entire prospectus supplement and the accompanying prospectus, including our consolidated financial statements and related notes, together with the information incorporated by reference, before making an investment decision. Our fiscal year ends on March 31 and whenever we refer to any of our fiscal years, we refer to the twelve-month period ending March 31 of such year.

Our Company

We are the largest U.S. distributor of industrial, medical and specialty gases delivered in “packaged” or cylinder form, and hardgoods, such as welding equipment and supplies. We are also one of the largest U.S. distributors of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, the fifth largest producer of atmospheric merchant gases in North America and a leading distributor of process chemicals, refrigerants and ammonia products. During the year ended March 31, 2009, we had net sales of $4.35 billion and credit serviceable EBITDA of $766.3 million. In addition, during the nine months ended December 31, 2009, we had net sales of $2.88 billion and credit serviceable EBITDA of $510.8 million. We provide a reconciliation of credit serviceable EBITDA to its closest GAAP counterpart in “—Summary Historical Financial Data.”

With sales to a wide variety of industry segments and no single customer accounting for more than 0.5% of sales, our revenues are not dependent on a single or small group of customers or industry segments. We market our products to this diversified customer base through an integrated network of more than 14,000 employees and over 1,100 locations including branches, retail stores, packaged gas fill plants, specialty gas labs, production facilities and distribution centers. We also distribute our products and services through retail stores, strategic customer account programs, telesales, catalogs, e-business as well as independent distributors. Our national scale and strong local presence offer a competitive edge to our diversified customer base.

We have two reporting segments, Distribution and All Other Operations. The Distribution business segment, which accounted for approximately 90% of consolidated sales for the fiscal year ended March 31, 2009, primarily engages in the distribution of industrial, medical and specialty gases, hardgoods, and in the production of gases primarily to supply the regional distribution companies. The Distribution business segment derives revenues from the sale of gases, including industrial, medical and specialty gases sold in packaged and bulk quantities, rental revenues and the distribution of hardgoods. Gas sales in the Distribution business segment include nitrogen, oxygen, argon, helium, hydrogen, welding and fuel gases, such as acetylene, propylene and propane, carbon dioxide, nitrous oxide, ultra high purity grades, special application blends and process chemicals. The Distribution business segment derives rental income from gas cylinders, cryogenic liquid containers, bulk storage tanks, tube trailers and through the rental of welding and welding related equipment. Hardgoods consist of welding consumables and equipment, safety products, and maintenance, repair and operating supplies. Gas sales and rental income represented 57% and hardgoods sales represented 43% of the Distribution business segment’s sales for the fiscal year ended March 31, 2009.

The All Other Operations business segment consists of six business units. The primary products manufactured and distributed are carbon dioxide, dry ice (solid form of carbon dioxide), nitrous oxide, ammonia and refrigerant gases. The All Other Operations business segment accounted for 10% of our consolidated sales for the fiscal year ended March 31, 2009.

We operate in 48 states, Canada and to a lesser extent Mexico, Russia, Dubai and Europe. Our Distribution business segment operates a network of multiple use facilities consisting of approximately 850 branches, 325 cylinder fill plants, 65 regional specialty gas laboratories, nine national specialty gas laboratories, one research and development center, two specialty gas equipment centers, 19 acetylene plants and 16 air separation units, as well as six regional distribution centers, various customer call centers, buying centers and administrative offices. Our All Other Operations business segment consists of businesses, located throughout the United States, which operate multiple use facilities consisting of approximately 70 branch/distribution locations, seven liquid carbon dioxide and 11 dry ice production facilities, and four nitrous oxide production facilities.

Our industry has three principal modes of gas distribution: on-site supply, bulk or merchant supply, and cylinder or packaged gas supply. Our market focus has been on packaged gas distribution, supplying customers with gases in cylinders and in less than truck-load bulk quantities. Generally, packaged gas distributors also sell welding hardgoods. We believe the U.S. market for packaged gases and welding hardgoods to be approximately $13 billion in annual revenues.

Recent Developments

On February 11, 2010, Air Products, Inc. launched a tender offer to purchase all of our common stock for cash consideration of $60 per share. If such tender offer were successful, we would become a subsidiary of Air Products.

On February 22, 2010, our Board of Directors unanimously recommended that Airgas stockholders not tender their shares into the Air Products offer. While our Board of Directors has announced its opposition to the tender offer, we cannot predict the ultimate outcome of the tender offer. Outcomes could include us being acquired by Air Products at the tender offer price or at a higher price (and/or for different consideration), us being acquired by, or merging with, another company or us remaining independent. Any such outcome or any steps we take in connection therewith, including incurring more debt, could adversely affect our financial condition and the value of the notes. Except as set forth in “Description of the Notes—Covenants,” the notes will not include protections against incurrence of more debt or other steps that would have such adverse impact. In addition, although we are required to offer to repurchase the notes at 101% of their aggregate principal amount upon a Change of Control Triggering Event (as defined in “Description of the Notes—Change of Control Triggering Event”), the tender offer, if successful, or any other potential transaction may not trigger such requirement.

Our Strategy

Our primary objective is to maximize shareholder value by driving market-leading sales growth through core and strategic product offerings that leverage our infrastructure and customer base, by pursuing acquisitions in our core business and in adjacent businesses, by providing outstanding customer service and by improving operational efficiencies. To meet this objective, we are focusing on:

•	high potential growth markets, such as energy and infrastructure construction;

•	less cyclical markets, such as medical, environmental, research, life sciences and food products;

•	strategic product offerings expected to grow faster than the overall economy, such as bulk gases, specialty gases, medical products, carbon dioxide and safety products;

•	continued account penetration;

•	improved training, tools and resources for front line associates;

•	reducing costs associated with production, cylinder maintenance and distribution logistics; and

•	acquisitions to complement and expand our business and to leverage our significant national platform.

Corporate Information

Our executive offices are located at 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087-5283, and our telephone number is (610) 687-5253. Our common stock is listed under the symbol “ARG” on the New York Stock Exchange.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the notes, see the section entitled “Description of the Notes.”

Issuer	Airgas, Inc.

Notes Offered	We are offering $300 million aggregate principal amount of 2.85% Notes due 2013.

Maturity	The notes will mature on October 1, 2013.

Further Issuances	We may create and issue additional notes ranking equally and ratably with the notes in all respects, so that such additional notes shall be consolidated and form a single series with the notes, including for purposes of voting and redemptions.

Interest	The notes will bear interest at 2.85% per year.

Interest Payment Dates	April 1 and October 1 of each year, commencing October 1, 2010.

Ranking	The notes:

•	are unsecured;

•	rank equally with all our existing and future unsecured and unsubordinated debt;

•	are senior to any future subordinated debt;

•	are effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

As of December 31, 2009, we had indebtedness of approximately $1.6 billion (excluding intercompany liabilities) and $1.3 billion of this indebtedness ranks equally with the notes. In addition, as of December 31, 2009, our subsidiaries had approximately $1.1 billion of liabilities (excluding intercompany liabilities), which are structurally senior to the notes (of which only $60.7 million consists of debt for borrowed money).

Optional Redemption	We may redeem, at our option, at any time and from time to time prior to maturity, any or all of the notes, in whole or in part as described in the section entitled “Description of the Notes—Optional Redemption.”

Change of Control Triggering Event	Upon a Change of Control Triggering Event (as defined in “Description of the Notes—Change of Control Triggering Event”), you will have the right to require us to repurchase your notes at a repurchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest.

Covenants	The indenture under which the notes will be issued contains covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

•	incur liens;

•	engage in sale/leaseback transactions; and

•	merge or consolidate with another entity.

Use of Proceeds	We anticipate that we will receive approximately $297.9 million in net proceeds from the offering of the notes, after deducting underwriting discounts and commissions and other estimated expenses of the offering.

The net proceeds from the sale of the notes will be used to repay a portion of the outstanding revolving indebtedness under our Senior Credit Facility.

Conflicts of Interest	Affiliates of each of the underwriters are lenders under our Senior Credit Facility. Because the net proceeds from the offering of the notes will be used to repay revolving indebtedness under our Senior Credit Facility, we expect that more than 5% of the net proceeds will be directed to one or more of the underwriters (or their affiliates), which would be considered a “conflict of interest” under NASD Rule 2720. As such, this offering is being conducted in accordance with NASD Conduct Rule 2720 of the Financial Regulatory Authority, Inc. For a brief description of our Senior Credit Facility and our relationships with certain underwriters, see “Description of Other Obligations” and “Conflicts of Interest.”

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before investing in the notes.

Summary Historical Financial Data

We derived the summary consolidated historical financial data shown below from our historical consolidated financial statements. The consolidated historical financial data as of March 31, 2008 and 2009 and for the years ended March 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The consolidated historical financial data as of December 31, 2009 and for the nine months ended December 31, 2008 and 2009 are derived from the unaudited consolidated financial statements incorporated by reference in this prospectus supplement. You should read these summary consolidated historical financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009, which are incorporated by reference herein.

	Year Ended March 31,			Nine Months Ended December 31,
	2009	2008	2007	2009	2008
	($ in thousands)
Statement of Earnings Data:
Net sales	$4,349,455	$4,017,024	$3,205,051	$2,883,630	$3,357,355
Cost of products sold (excluding depreciation)	2,045,020	1,929,263	1,567,232	1,282,633	1,597,291
Selling, distribution and administrative expenses	1,558,772	1,422,162	1,148,979	1,109,306	1,186,448
Depreciation	198,033	175,802	138,818	157,872	146,767
Amortization	22,762	13,973	8,525	16,104	16,487

Operating income	524,868	475,824	341,497	317,715	410,362
Interest expense, net	(84,395)	(89,485)	(60,180)	(49,744)	(64,393)
Discount on securitization of trade receivables	(10,738)	(17,031)	(13,630)	(4,503)	(9,041)
Loss on the extinguishment of debt	—	—	(12,099)	(8,678)	—
Other income (expense), net	(382)	1,454	1,556	890	(471)

Earnings before income taxes and minority interest	429,353	370,762	257,144	255,680	336,457
Income taxes	(168,265)	(144,184)	(99,883)	(99,458)	(131,850)
Minority interest in earnings of consolidated affiliate	—	(3,230)	(2,845)	—	—

Net earnings	$261,088	$223,348	$154,416	$156,222	$204,607

Cash Flow Statement Data:
Capital expenditures	$(351,912)	$(267,378)	$(238,274)	$(191,674)	$(282,286)
Net cash provided by operating activities	582,767	549,926	326,343	411,735	413,438
Net cash used in investing activities	(609,924)	(739,445)	(917,955)	(260,474)	(524,449)
Net cash provided by (used in) financing activities	31,297	206,636	582,558	(164,890)	110,134

	As of March 31,		December 31, 2009
	2009	2008
	($ in thousands)
Balance Sheet Data:
Plant and equipment, net	$2,366,526	$2,194,870	$2,419,482
Total assets	4,399,537	3,987,264	4,440,194
Current portion of long-term debt	11,058	40,400	10,103
Long-term debt, excluding current portion	1,750,308	1,539,648	1,604,070
Total debt	1,761,366	1,580,048	1,614,173
Total stockholders’ equity	1,571,755	1,413,336	1,738,633

Reconciliation of Credit Serviceable EBITDA

We define credit serviceable EBITDA as operating income before stock-based compensation expense, depreciation and amortization. We believe credit serviceable EBITDA provides investors meaningful insight into our ability to generate cash from operations to support required working capital, capital expenditures, debt repayment and other financial obligations, as well as to fund future acquisitions. Credit serviceable EBITDA is not a measure of performance under GAAP, and our computation of credit serviceable EBITDA may vary from others in our industry. You should not consider credit serviceable EBITDA as an alternative to operating income or net income as a measure of our operating performance or to cash flows as a measure of our liquidity. Credit serviceable EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, credit serviceable EBITDA:

•	does not reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs; and

•	does not reflect any costs related to the current or future replacement of assets being depreciated and amortized.

The following table provides a reconciliation of operating income to credit serviceable EBITDA to net cash provided by operating activities (in millions):

	Year Ended		Nine Months Ended
	March 31, 2009	March 31, 2008	December 31, 2009	December 31, 2008
Operating income	$524.9	$475.8	$317.7	$410.4
Add:
Depreciation and amortization	220.8	189.8	174.0	163.3
Stock-based compensation expense	20.6	16.6	19.1	16.3

Credit serviceable EBITDA	766.3	682.2	510.8	590.0
(Uses) sources of cash excluded from credit serviceable EBITDA, included in net cash provided by operating activities:
Interest expense, net	(84.4)	(89.5)	(49.7)	(64.4)
Discount on securitization of receivables	(10.7)	(17.0)	(4.5)	(9.0)
Current income taxes	(65.0)	(69.5)	(60.5)	(64.0)
Other income (expense), net	(0.4)	1.5	0.9	(0.5)
(Gain) losses on sale of PP&E	(1.0)	0.7	2.6	(0.4)
Cash provided (used) by changes in assets and liabilities	(22.1)	41.5	12.1	(38.2)

Net cash provided by operating activities	$582.7	$549.9	$411.7	$413.5

Ratio of Earnings to Fixed Charges

Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. The ratio of earnings to fixed charges has been computed by dividing “earnings available for fixed charges” by “fixed charges.” For purposes of computing this ratio, “earnings available for fixed charges” principally consists of (i) earnings before income taxes and minority interest, plus (ii) “fixed charges.” “Fixed charges” principally consists of interest expense and the portion of rental expense that is representative of the interest factor.

	Nine Months Ended December 31, 2009	Year Ended
		March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005
Ratio of Earnings to Fixed Charges	4.06x	4.17x	3.55x	3.35x	3.18x	2.72x

RISK FACTORS

Any investment in the notes involves a high degree of risk You should carefully consider the risks described below, as well as those discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended March 31, 2009 and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009, each incorporated by reference herein, before making a decision to invest in the notes. Some of these factors relate principally to our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business and operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risks Relating to Investment in the Notes

The Air Products Tender Offer and actions taken in connection therewith may be adverse to the interests of the holders of the notes.

As noted above, on February 11, 2010, Air Products, Inc. launched a tender offer to purchase all of our common stock for cash consideration of $60 per share. While our Board of Directors has announced its opposition to the tender offer, we cannot predict the ultimate outcome of the tender offer. Outcomes could include us being acquired by Air Products at the tender offer price or at a higher price (and/or for different consideration), us being acquired by, or merging with, another company or us remaining independent. Any such outcome or any steps we take in connection therewith, including incurring more debt, could adversely affect our financial condition and the value of the notes. We will incur a variety of usual and customary costs in connection with this matter. Except as set forth in “Description of the Notes—Covenants,” the notes will not include protections against incurrence of more debt or other steps that would have such adverse impact. In addition, although we are required to offer to repurchase the notes at 101% of their aggregate principal amount upon a Change of Control Triggering Event (as defined in “Description of the Notes—Change of Control Triggering Event”), the tender offer, if successful, or any other potential transaction may not trigger such requirement. Specifically, the change of control provisions in the indenture may not protect you from certain important corporate events, such as a leveraged recapitalization, reorganization, restructuring, merger or other similar transaction, unless such a transaction constitutes a “Change of Control” under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control,” as defined in the indenture. In addition, even if the transaction constituted a Change of Control, our obligation to repurchase the notes would not be triggered unless the notes also cease to be rated investment grade by Moody’s and S&P within a period commencing 60 days prior to the first announcement of the Change of Control (or pending Change of Control) and ending 60 days following consummation of the Change of Control. Therefore, if an event occurs that does not constitute a “Change of Control,” as defined in the indenture, or the notes do not cease to be rated investment grade within the specified period, we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. See “Description of the Notes—Change of Control Triggering Event.”

Investors may find it difficult to trade the notes.

The notes are a new issue of securities, and there is currently no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange. Although the underwriters have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market making activities at any time without notice. Any such market making will be subject to the limitations imposed by the Securities Act and the Exchange Act.

We also cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in our industry generally;

•	the interest of securities dealers in making a market for the notes; and

•	the market for similar securities.

It is possible that the market for the notes will be subject to disruptions. Any disruptions may have a negative effect on the holders of the notes, regardless of our prospects and financial performance.

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of our securities.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely increase our cost of financing, limit our access to the capital markets and have an adverse effect on the market price of our securities.

We may not have sufficient funds to purchase notes upon a change of control triggering event.

If there is a change of control triggering event under the terms of the indenture governing the notes, each holder of notes may require us to purchase all or a portion of their notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the date of purchase. In order to purchase any outstanding notes, we might have to refinance our outstanding indebtedness, which we might not be able to do. Even if we were able to refinance our other indebtedness, any financing might be on terms unfavorable to us. In addition, our Senior Credit Facility provides that the occurrence of certain kinds of change of control events will constitute a default under our Senior Credit Facility. We cannot assure you that we will have the financial ability to purchase outstanding notes upon the occurrence of a change of control. See “Description of the Notes—Change of Control Triggering Event.”

The assets of our subsidiaries may not be available to make payments on the notes.

We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. We rely primarily on dividends or other distributions from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and corporate expenses. Consequently, our ability to repay our debt, including the notes, depends on the earnings of our subsidiaries, as well as our ability to receive funds from our subsidiaries through dividends or other payments or distributions. The ability of our subsidiaries to pay dividends, repay intercompany debt or make other advances to us is subject to restrictions imposed by applicable laws (including bankruptcy laws), tax considerations and the terms of agreements governing our subsidiaries. Our foreign subsidiaries in particular may be subject to currency controls, repatriation restrictions, withholding obligations on payments to us and other limits. If we do not receive such funds from our subsidiaries, we may be unable to pay interest or principal on the notes when due.

In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and other liabilities, including their trade creditors and other obligations, including any preferred stock, will be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes are effectively subordinated to all of the liabilities of our subsidiaries which, as of December 31, 2009, were approximately $1.1 billion (of which only $60.7 million consists of debt for borrowed money).

The instruments governing our indebtedness do not limit our acquisitions and may allow us to incur additional indebtedness in relation to acquisitions.

We have historically expanded our business through acquisitions. A part of our business strategy is to continue to grow through acquisitions that complement and expand our distribution network. During fiscal 2009, we completed 14 acquisitions. The indenture governing the notes, and the terms of our other indebtedness, do not limit the number or scale of acquisitions that we may complete. Because the consummation of acquisitions and integration of acquired businesses involves significant risk, this means that holders of the notes will be subject to the risks inherent in our acquisition strategy.

USE OF PROCEEDS

We anticipate that we will receive approximately $297.9 million in net proceeds from the offering of the notes, after deducting underwriting discounts and commissions and other estimated expenses of the offering.

We intend to use the net proceeds from the sale of the notes to repay a portion of the outstanding revolving indebtedness under our Senior Credit Facility. Revolving indebtedness under our Senior Credit Facility can be reborrowed. Our Senior Credit Facility will mature on July 25, 2011. U.S. dollar revolver borrowings under the Senior Credit Facility bear interest at the London Interbank Offered Rate (“LIBOR”) plus 50.0 basis points. Each of the underwriters or their affiliates are lenders under the revolving credit lines under our Senior Credit Facility and as such will receive their pro rata share of the amounts used from the net proceeds of this offering to repay revolving indebtedness under our Senior Credit Facility. See “Conflicts of Interest.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009, and as adjusted to give effect to (1) the sale of the notes in this offering and the use of the net proceeds therefrom as described above under “Use of Proceeds” and (2) the repurchase of $57.1 million of our 7.125% Senior Subordinated Notes due 2018 (the “2008 Notes”) since December 31, 2009. You should read this table in conjunction with “Use of Proceeds” and our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus. The as adjusted information may not be reflective of our cash, debt and capitalization in the future.

Capitalization

	As of December 31, 2009
	Actual	As Adjusted(1)
	($ in thousands)
Cash	$33,559	$33,559

Debt (including current portion):
Revolving credit facility(2)	$538,885	$301,831
Term loans	330,000	330,000
Money market loans	—	—
Acquisition and other notes	17,210	17,210
Senior Notes due 2014(3)	400,000	400,000
Senior Notes due 2013 offered hereby	—	300,000

Total senior debt	1,286,095	1,349,041
Senior Subordinated Notes due 2018	328,534	271,456

Total debt	1,614,629	1,620,497
Total stockholders’ equity(4)	1,738,633	1,734,828

Total capitalization	$3,353,262	$3,355,325

Supplemental Information
Total debt	$1,614,629	$1,620,497
Accounts receivable securitization(5)	267,900	267,900

Adjusted total debt	1,882,529	1,888,397
Total stockholders’ equity(4)	1,738,633	1,734,828

Adjusted total capitalization	$3,621,162	$3,623,225

(1)	As adjusted for (i) the offering and the application of the net proceeds of the offering to repay outstanding indebtedness under our revolving credit facility and (ii) the repurchase of $57.1 million of the 2008 Notes subsequent to December 31, 2009 at a weighted average price of 109.3% using borrowings under our revolving credit facility.
(2)	Our revolving credit facility has a maximum availability of $991 million under a U.S. dollar revolving credit line, up to $75 million (U.S. dollar equivalent) under a multi-currency revolving credit line and C$40 million (U.S. $38 million) under a Canadian dollar revolving credit line. As of December 31, 2009, there were $527 million and C$12 million (U.S. $12 million) outstanding under our revolving credit facility. As adjusted to give effect to this offering, and the use of proceeds described herein, we would be able to borrow up to approximately $760 million under our revolving credit facility. Totals do not include $42 million in letters of credit outstanding as of December 31, 2009.
(3)	Represents the outstanding principal amount of senior notes due 2014.
(4)	As adjusted amount reflects a loss on the early extinguishment of debt of $6.0 million ($3.8 million after tax) related to the redemption premium and the write-off of unamortized debt issuance costs in connection with the repurchase of the $57.1 million of 2008 Notes since December 31, 2009.
(5)	Reflects $268 million of receivables sold under our $345 million trade receivables securitization facility. Under the facility, trade receivables are sold to bank conduits through a bankruptcy-remote special purpose entity, which is consolidated for financial reporting purposes. The obligations under this facility are not debt of the Company and, as a result, do not appear as liabilities on our consolidated balance sheet. As a result of a pending accounting change, however, we will likely be required to record this as debt in future periods.

DESCRIPTION OF OTHER OBLIGATIONS

Senior Credit Facility

We maintain a senior credit facility with a syndicate of lenders. The $1.7 billion senior unsecured credit facility (the “Senior Credit Facility”) permits us to borrow up to $991 million under a U.S. dollar revolving credit line, up to $75 million (U.S. dollar equivalent) under a multi-currency revolving credit line, and up to C$40 million (U.S. $38 million) under a Canadian dollar revolving credit line. The Senior Credit Facility also contains a term loan provision through which the Company borrowed $600 million with scheduled repayment terms. The term loans are repayable in quarterly installments of $22.5 million through June 30, 2010. The quarterly installments then increase to $71.2 million from September 30, 2010 to June 30, 2011. Our Senior Credit Facility will mature on July 25, 2011.

As of December 31, 2009, the Company had approximately $869 million of borrowings under the Senior Credit Facility: $495 million under the U.S. dollar revolver, $330 million under the term loans, $32 million (in U.S. dollars) under the multi-currency revolver and C$12 million (U.S. $12 million) under the Canadian dollar revolver. The Company also had outstanding letters of credit of $42 million issued under the Senior Credit Facility. The U.S. dollar revolver borrowings and the term loans bear interest at LIBOR plus 50.0 basis points. The multi-currency revolver bears interest based on a spread of 50.0 basis points over the Euro currency rate applicable to each foreign currency borrowing. The Canadian dollar borrowings bear interest at the Canadian Bankers’ Acceptance Rate plus 50.0 basis points. As of December 31, 2009, the average effective interest rates on the U.S. dollar revolver, the term loans, the multi-currency revolver and the Canadian dollar revolver were 0.72%, 0.75%, 0.99% and 0.99%, respectively.

As of December 31, 2009, approximately $523 million remained unused under the Company’s Senior Credit Facility. At December 31, 2009, the financial covenants of the Senior Credit Facility do not restrict the Company’s ability to borrow on the unused portion of the Senior Credit Facility. The Senior Credit Facility contains customary events of default, including nonpayment and breach covenants. In the event of default, repayment of borrowings under the Senior Credit Facility may be accelerated. The Company’s Senior Credit Facility also contains cross-default provisions whereby a default under the senior or senior subordinated notes discussed below or the notes offered hereby would likely result in a default under the Senior Credit Facility.

Effective June 4, 2008, the Company was upgraded to an investment grade credit rating and with the October 13, 2009 redemption of our senior subordinated notes due 2014 (the “2004 Notes”), the guarantees and collateral under the Senior Credit Facility and guarantees on the remaining senior subordinated notes were released. Prior to the redemption of the 2004 Notes, the Company’s domestic subsidiaries, exclusive of the bankruptcy-remote special purpose entity (the “domestic subsidiaries”), guaranteed the U.S. dollar revolver, term loans, multi-currency revolver and Canadian dollar revolver. The multi-currency revolver and Canadian dollar revolver were also guaranteed by the Company’s foreign subsidiaries. The guarantees were full and unconditional and were made on a joint and several basis. The Company had pledged 100% of the stock of its domestic subsidiaries and 65% of the stock of its foreign subsidiaries as surety for its obligations under the Senior Credit Facility. The Senior Credit Facility provided for the release of the guarantees and collateral if the Company attained an investment grade credit rating and a similar release on its 2004 Notes.

We expect to use the net proceeds from this offering to repay a portion of the outstanding revolving indebtedness under the Senior Credit Facility.

Money Market Loans

The Company has an agreement with a financial institution that provides access to short-term advances not to exceed $35 million. The agreement expires on December 1, 2010, but may be extended subject to renewal provisions contained in the agreement. The advances are generally overnight or for up to seven days. The amount, term and interest rate of an advance are established through mutual agreement with the financial institution when the Company requests such an advance. At December 31, 2009, there were no advances outstanding under the agreement.

Senior Notes

On September 11, 2009, the Company issued $400 million of its senior notes (the “2009 Notes”). The 2009 Notes were issued at a discount of $480,000 and mature on September 15, 2014 with an effective yield of 4.527%. The net proceeds from the sale of the 2009 Notes were used to reduce the borrowings under the Company’s revolving credit line under the Senior Credit Facility. The 2009 Notes bear interest at a fixed annual rate of 4.5%, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2010. Additionally, the Company has the option to redeem the 2009 Notes prior to their maturity, in whole or in part, at 100% of the principal plus any accrued but unpaid interest and any applicable make-whole amounts.

Senior Subordinated Notes

At December 31, 2009, the Company had $328.5 million of the 2008 Notes outstanding with a maturity date of October 1, 2018. The 2008 Notes bear interest at a fixed annual rate of 7.125%, payable semi-annually on October 1 and April 1 of each year. The 2008 Notes have an optional redemption provision, which permits the Company, at its option, to call the 2008 Notes at scheduled dates and prices. The first scheduled optional redemption date is October 1, 2013 at a price of 103.563% of the principal amount. Subsequent to December 31, 2009, the Company repurchased $57.1 million of the 2008 Notes at a weighted average price of 109.3%. A loss on the early extinguishment of debt of approximately $6.0 million will be recognized related to the redemption premium and the write-off of unamortized debt issuance costs during the fourth quarter ending March 31, 2010.

The 2008 and 2009 Notes contain covenants that could restrict the payment of dividends, the repurchase of common stock, the issuance of preferred stock, and the incurrence of additional indebtedness and liens. With the June 4, 2008 credit rating upgrade and the October 13, 2009 redemption of the Company’s 2004 Notes, the subsidiary guarantees on the 2008 and 2009 Notes were released.

Acquisition and Other Notes

Our long-term debt also includes acquisition and other notes, principally consisting of vendor financing arrangements, as well as notes issued to sellers of businesses acquired, which are repayable in periodic installments. At December 31, 2009, acquisition and other notes totaled $17.2 million with an average interest rate of approximately 6% and an average maturity of approximately two years.

Trade Receivables Securitization

We participate in a securitization agreement (the “Agreement”) with three commercial banks to which we sell qualifying trade receivables on a revolving basis. The maximum amount of the facility is $345 million. During the nine months ended December 31, 2009, the Company sold approximately $2.6 billion of trade receivables and remitted to bank conduits, pursuant to a servicing agreement, approximately $2.6 billion in collections on those receivables. The amount of receivables sold under the Agreement was $268 million at December 31, 2009 and $311 million at March 31, 2009. The Agreement contains customary events of termination, including standard cross default provisions with respect to outstanding debt. The Agreement expires on March 17, 2010. While there can be no assurances, we expect to extend or replace this arrangement on or prior to its expiration.

Interest Rate Swap Agreements

We manage our exposure to changes in market interest rates. Our involvement with derivative instruments is limited to highly effective fixed interest rate swap agreements used to manage well-defined interest rate risk exposures. At December 31, 2009, the Company had seven fixed interest rate swap agreements outstanding with an aggregate notional amount of $250 million. These swaps effectively convert $250 million of variable interest rate debt associated with the Senior Credit Facility to fixed rate debt. At December 31, 2009, these swap agreements required the Company to make fixed interest payments based on a weighted average effective rate of 3.21% and receive variable interest payments from the counterparties based on a weighted average variable rate of 0.73%. At December 31, 2009, the remaining terms of these swap agreements ranged from 9 to 12 months.

DESCRIPTION OF THE NOTES

Airgas will issue the notes under an Indenture, dated as of September 11, 2009, between itself and The Bank of New York Mellon, as trustee, as supplemented by a supplemental indenture to be dated as of March 15, 2010 with respect to the notes, between Airgas and The Bank of New York Mellon, as trustee (the “Second Supplemental Indenture”). As used in this section, all references to the “Indenture” mean the Indenture as supplemented by the Second Supplemental Indenture. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. Copies of the Indenture are available by writing to Airgas, Inc., 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087-5283, Attn: General Counsel. In this description, “Airgas,” “we,” “us” and “our” refers only to Airgas, Inc. and not to any of our subsidiaries. You can find the definitions of certain terms used in this description under the subheading “Covenants—Definitions.” Certain defined terms used in this description but not defined below under “Covenants—Definitions” have the meanings assigned to them in the Indenture.

Maturity, Principal and Interest

The notes will mature on October 1, 2013, and will be issued in an initial aggregate principal amount of $300 million. Additional notes of the same class and series may be issued in one or more tranches from time to time, without notice to or the consent of the existing holders of the notes, provided that if such additional notes are not fungible with the original notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number. Notes will be issued in minimum denominations of $2,000 or any integral multiple of $1,000 in excess thereof.

The notes will be our unsecured unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be senior to any of our subordinated indebtedness from time to time outstanding and will rank junior to our secured indebtedness from time to time outstanding to the extent of the value of the assets securing such indebtedness. The notes will also be effectively junior in right of payment to all existing and future liabilities, including trade payables, of our subsidiaries.

Each note will bear interest at the rate described on the cover page from March 15, 2010 or from the most recent interest payment date on which interest has been paid, payable semiannually in arrears on April 1 and October 1 in each year, commencing October 1, 2010. We will pay interest to the person in whose name the note (or any predecessor note) is registered at the close of business on the March 15 or September 15 immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

The notes will be redeemable, as a whole or in part, at our option, at any time or from time to time, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, and

(2) as determined by the Reference Treasury Dealer, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 25 basis points.

In the case of each of clauses (1) and (2), accrued interest will be payable to the redemption date and the principal amount of any note remaining outstanding after redemption in part shall be $2,000 or an integral multiple of $1,000 in excess thereof.

Holders of notes to be redeemed will receive notice thereof by first class mail at least 30 days and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, at least 30 days and not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of Banc of America Securities LLC, Barclays Capital Inc., Goldman, Sachs & Co. or Wells Fargo Securities, LLC, as appointed by us, and their respective successors, or if all of such firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means (1) each of Banc of America Securities LLC, Barclays Capital Inc., Goldman, Sachs & Co. and a Primary Treasury Dealer (defined herein) selected by Wells Fargo Securities, LLC and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute for such bank another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our right to redeem the notes as described under “—Optional Redemption,” each holder of notes will have the right to require us to purchase all or a portion (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurs or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful, (1) accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer; (2) deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and (3) deliver or cause to be delivered to the trustee the notes accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a Change of Control Offer with respect to the notes if a third party involved in the applicable Change of Control makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all the notes properly tendered and not withdrawn under its offer.

We will comply in all material respects with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Airgas and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of Airgas;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Principal and its Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Airgas, measured by voting power rather than number of shares; or

(4) Airgas consolidates with, or merges with or into, any Person (other than a Principal or a Related Party of a Principal), or any Person (other than a Principal or a Related Party of a Principal) consolidates with, or merges with or into, Airgas, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Airgas or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of Airgas outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction; or

(5) the first day on which a majority of the members of the board of directors of Airgas are not Continuing Directors.

“Change of Control Triggering Event” means, with respect to the notes, the notes cease to be rated Investment Grade by each of the Rating Agencies on any date during the period (the “Trigger Period”) commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change). Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of Airgas who:

(1) was a member of such board of directors on the date of the Indenture;

(2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election; or

(3) is a designee of a Principal or was nominated by a Principal.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Principal” means Peter McCausland (and in the event of his incompetence or death, his estate, heirs, executor, administrator, committee or other personal representative (collectively, “heirs”)) or any Person controlled, directly or indirectly, by Peter McCausland or his heirs.

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside our control, we may appoint another “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act as a replacement for such Rating Agency; provided, that we shall give notice of such appointment to the trustee.

“Related Party” means:

(1) any immediate family member (in the case of an individual) of the Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of the Principal.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Airgas, Inc. and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Airgas, Inc. and its Subsidiaries taken as a whole to another Person or group may be uncertain.

In addition, under a recent Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit our board to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a “Change of Control Triggering Event” that would trigger your right to require us to repurchase your notes as described above.

Covenants

Restrictions on Liens

We will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness secured by any Lien on any shares of stock, Indebtedness or other obligations of a Restricted Subsidiary or any Principal Property of ours or a Restricted Subsidiary, whether such shares of stock, Indebtedness or other obligations of a Subsidiary or Principal Property is owned at the date of the Indenture or thereafter acquired, without in any such case effectively providing that all the notes will be directly secured equally and ratably with such Lien.

These restrictions do not apply to:

(1) the Incurrence of any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture (including acquisitions by way of merger or consolidation) by us or a Restricted Subsidiary contemporaneously with such acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any Lien upon any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property acquired after the date of the Indenture existing at the time of such acquisition, or the acquisition of any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property subject to any Lien without the assumption thereof, provided that every such Lien referred to in this clause (1) shall attach only to the shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property so acquired and fixed improvements thereon;

(2) any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property existing on the date the notes are initially issued, including such Liens in respect of the Credit Agreement;

(3) any Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property in favor of Airgas, Inc. or any Restricted Subsidiary;

(4) any Lien on Principal Property being constructed or improved securing loans to finance such construction or improvements;

(5) any Lien in favor of the United States of America or any State, or in favor of any department, agency or instrumentality or political division, or in favor of any other country or any political subdivision of a foreign country, the purpose of which is to secure partial, progress, advance or other payments;

(6) any Lien imposed by law, for example mechanics’, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business;

(7) any pledges or deposits under workmen’s compensation or similar legislation or in certain other circumstances;

(8) any Lien in connection with legal proceedings;

(9) any Lien for taxes or assessments;

(10) any Lien to secure the performance of bids, tenders, letters of credit, contracts (other than contracts for the payment of indebtedness), leases, statutory obligations, surety, customs, appeal, performance and payment bonds and other obligations of like nature, in each such case arising in the ordinary course of business; and

(11) any renewal of or substitution for any Lien permitted by any of the preceding clauses (1) through (4), provided, in the case of a Lien permitted under clause (1), (2) or (4), the debt secured is not increased nor the Lien extended to any additional assets.

Notwithstanding the foregoing, we or any Restricted Subsidiary may create or assume Liens in addition to those permitted by clauses (1) through (11), and renew, extend or replace such Liens, provided that at the time of such creation, assumption, renewal, extension or replacement of such Lien, and after giving effect thereto, the total outstanding Indebtedness secured by Liens Incurred pursuant to this paragraph, together with the total outstanding Attributable Debt Incurred in connection with any sale and leaseback transactions entered into pursuant to the provisions of the Indenture described below in the last paragraph under “—Covenants— Limitation on Sale and Leaseback Transactions,” does not exceed 10% of Consolidated Net Tangible Assets.

For the purposes of this “Restrictions on Liens” covenant and the “Limitation on Sale and Leaseback Transactions” covenant, the giving of a guarantee which is secured by a Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property, and the creation of a Lien on any shares of stock, Indebtedness or other obligations of a Subsidiary or any Principal Property to secure Indebtedness that existed prior to the creation of such Lien, shall be deemed to involve the creation of Indebtedness in an amount equal to the principal amount guaranteed or secured by such Lien.

Given the size of our operations, at any given time we expect to have very few or no Principal Properties and, accordingly, very few or no Restricted Subsidiaries.

Limitation on Sale and Leaseback Transactions

We will not, and will not permit any Restricted Subsidiary to, sell or transfer, directly or indirectly, except to us or a Restricted Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued; provided that, notwithstanding the foregoing, we or any Restricted Subsidiary may sell any such Principal Property and lease it back for a longer period:

(1) if we or such Restricted Subsidiary would be entitled, pursuant to the provisions of the Indenture described above under “—Restrictions on Liens,” to create a mortgage on the property to be leased securing Funded Debt in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the outstanding notes; or

(2) if we promptly inform the trustee of such transaction, the net proceeds of such transaction are at least equal to the fair market value (as determined by board resolution) of such property, and we cause an amount equal to the net proceeds of the sale to be applied to the retirement, within 180 days after receipt of such proceeds, of Funded Debt Incurred or assumed by us or a Restricted Subsidiary (including the notes); or

(3) if we, within 180 days after the sale or transfer, apply or cause a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or the fair market value of the Principal Property (or portion thereof) so sold and leased back at the time of entering into such sale and leaseback transaction (in either case as determined by board resolution) to purchase other Principal Property having a fair market value at least equal to the fair market value of the Principal Property (or portion thereof) sold or transferred in such sale and leaseback transaction.

Notwithstanding the foregoing, we or any Restricted Subsidiary may enter into sale and leaseback transactions in addition to those permitted in the foregoing paragraph and without any obligation to retire any outstanding notes or other Funded Debt, provided that at the time of entering into such sale and leaseback transactions and after giving effect thereto, the total outstanding Attributable Debt Incurred pursuant to this paragraph, together with any of the total outstanding Indebtedness secured by Liens created, assumed or otherwise incurred pursuant to the provisions of the Indenture described above in the third paragraph under “—Covenants—Restrictions on Liens,” does not exceed 10% of Consolidated Net Tangible Assets.

Definitions

“Attributable Debt” means, when used in connection with a sale and leaseback transaction, at any date of determination, the product of (1) the net proceeds from such sale and leaseback transaction multiplied by (2) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

“Capital Stock” means, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (including partnership interests) in (however designated) the equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Consolidated Net Tangible Assets” means, as of any date, the total amount of assets of Airgas, Inc. and its Subsidiaries on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding (x) any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed or which are supported by other borrowings with a maturity of more than 12 months from the date of calculation and (y) current maturities of long-term Indebtedness and capital lease obligations), (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (3) appropriate adjustments on account of minority interests of other Persons holding stock of Airgas, Inc.’s Subsidiaries, all as set forth on the most recent balance sheet of Airgas, Inc. and its consolidated Subsidiaries (but, in any event, as of a date within 120 days of the date of determination), in each case excluding intercompany items and computed in accordance with generally accepted accounting principles.

“Credit Agreement” means that certain Twelfth Amended and Restated Credit Agreement, dated as of July 25, 2006, by and among Airgas, the subsidiaries party thereto as borrowers, Bank of America, N.A., as U.S. Agent, The Bank of Nova Scotia, as Canadian Agent, and the other Lenders named therein, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time including any agreement extending the maturity of, refinancing from time to time including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (other than for purposes of clause (2) of the second paragraph of the “Restrictions on Liens” covenant) or adding Restricted Subsidiaries of Airgas as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Funded Debt” means all Indebtedness for borrowed money, including purchase money indebtedness, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from its creation.

“Incur” means to issue, assume, guarantee, incur or otherwise become liable for. The terms “Incurred,” “Incurrence” and “Incurring” shall each have a correlative meaning.

“Indebtedness” means with respect to any Person at any date of determination (without duplication), indebtedness for borrowed money or indebtedness evidenced by bonds, notes, debentures or other similar instruments given to finance the acquisition of any businesses, properties or assets of any kind (including, without limitation, Capital Stock or other equity interests in any Person).

“Lien” with respect to any property or assets, means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing), but not including the interest of a lessor under a lease that is an operating lease under generally accepted accounting principles.

“Principal Property” means any land, land improvements or building, together with the land upon which it is erected and fixtures comprising a part thereof, in each case, owned or leased by us or any Restricted Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1.0% of Consolidated Net Tangible Assets.

“Restricted Subsidiary” means any Subsidiary which, at the time of determination, owns or is a lessee pursuant to a capital lease of any Principal Property.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Second Supplemental Indenture.

“Subsidiary” of a Person means, with respect to any Person, any corporation, association, partnership or other business entity of which at least a majority of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person.

Consolidation; Merger or Sale of Substantially All Assets

We may: (1) consolidate or merge with or into another Person; or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets and our Subsidiaries taken as a whole, in one or more related transactions, to another Person; if:

(1) either: (a) we are the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Airgas) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia (any such Person, the “Successor Company”);

(2) the Successor Company assumes all the obligations of Airgas under the notes and the Indenture pursuant to agreements reasonably satisfactory to the trustee; and

(3) immediately after such transaction no default exists.

The Successor Company will be the successor to Airgas and shall succeed to, and be substituted for, and may exercise every right and power of, Airgas under the Indenture, and the predecessor company shall be released from its obligations with respect to the notes, including with respect to its obligation to pay the principal of and interest on the notes. Under these circumstances, if our properties or assets become subject to a Lien not permitted by the Indenture, we will equally and ratably secure the notes.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, Airgas will furnish to the holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Airgas were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Airgas’ certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Airgas were required to file such reports.

In addition, whether or not required by the Commission, Airgas will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

Events of Default

An event of default under the Indenture with respect to the notes includes the following:

•	failure to pay interest on the notes for 30 days;

•	failure to pay principal on the notes when due;

•

failure to perform any of the other covenants or agreements in the Indenture relating to the notes that continues for 60 days after written notice to us by the trustee or holders of at least 25% in principal amount of the notes then outstanding (for purposes of the financial statement reporting covenant, the 60 day grace period will be extended to 90 days);

•

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Airgas or any of its Significant Subsidiaries (or the payment of which is guaranteed by Airgas or any of its Significant Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default (a) is caused by a failure to pay principal at its stated maturity after giving effect to any applicable grace period provided in such Indebtedness (a “Payment Default”); or (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100.0 million or more; or

•	certain events of bankruptcy, insolvency or reorganization relating to us or any Restricted Subsidiary.

The Indenture provides that the trustee will, with certain exceptions, notify the holders of notes of any event of default known to it with respect to the notes within 90 days after the occurrence of such event.

If an event of default (other than with respect to certain events of bankruptcy, insolvency or reorganization) occurs and is continuing with respect to the notes, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal amount to be due and payable. If an event of default with respect to certain events of bankruptcy, insolvency or reorganization occurs and is continuing, then all of the notes will ipso facto become and be due and payable immediately in an amount equal to the principal amount of the notes, together with accrued and unpaid interest, if any, to the date the notes become due and payable, without any declaration or other act on the part of the trustee or any holder. Subject to certain conditions, the holders of a majority in principal amount of the notes then outstanding can rescind and annul such declaration and its consequences.

We are required to file an annual officers’ certificate with the trustee concerning our compliance with the Indenture. Subject to the provisions of the Indenture relating to the duties of the trustee, the trustee is not obligated to exercise any of its rights or powers at the request or direction of any of the holders unless they have offered the trustee security or indemnity satisfactory to the trustee. If the holders provide security or indemnity satisfactory to the trustee, the holders of a majority in principal amount of the outstanding notes during an event of default may direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Indenture or exercising any of the trustee’s trusts or powers with respect to the notes.

Prior to the acceleration of the maturity of the notes, the holders of not less than a majority in aggregate principal amount of the outstanding notes may on behalf of the holders of all outstanding notes waive any past default or event of default and its consequences, except a default or event of default (a) in the payment of the principal of, premium, if any, or interest on any note (which may only be waived with the consent of each holder of notes affected) or (b) in respect of a covenant or a provision of the Indenture which cannot be modified or amended without the consent of the holder of each note outstanding affected by such modification or amendment.

Modification and Amendment of the Indenture

We may enter into supplemental indentures with the trustee without the consent of the holders of the notes to, among other things:

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of the notes;

•	to add additional events of default;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939;

•	to evidence and provide for the acceptance and appointment under the Indenture of a successor trustee pursuant to the requirements thereof;

•	to establish the form or terms of a new series of securities under the Indenture;

•	cure any ambiguity, defect or inconsistency in the Indenture or to correct a manifest error;

•	to guarantee or secure the securities; and

•	make any change that does not adversely affect the rights of holders of the notes.

With the consent of the holders of a majority in principal amount of the notes then outstanding and affected, we may execute supplemental indentures with the trustee to add provisions or change or eliminate any provision of the Indenture or any supplemental indenture or to modify the rights of the holders of the notes so affected.

Without the consent of the holders of each outstanding note affected, no supplemental indenture will, among other things:

•	reduce the percentage in principal amount of the notes, the consent of the holders of which is required for any such supplemental indenture;

•	reduce the principal amount of the notes or their interest rate or change the stated maturity of or extend the time for payment of interest on the notes;

•	reduce the premium payable upon redemption of the notes or change the time when the notes may or shall be redeemed;

•	impair the right to institute suit for the enforcement of any payment on or after the stated maturity (or redemption date) of the notes;

•	reduce the percentage in principal amount of the notes required for waiver of compliance with certain provisions of the Indenture or certain defaults; or

•

modify any other provisions with respect to modification and waiver, except to increase the percentage required for any modification or waiver or to provide that other provisions of the indenture may not be modified or waived without your consent.

Defeasance and Covenant Defeasance

At our option, we (1) will be discharged from all obligations under the Indenture in respect of the notes (except for certain obligations to exchange or register the transfer of the notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold monies for payment in trust) or (2) need not comply with certain restrictive covenants of the Indenture (including the restrictions on Liens, the limitations on sale and lease back transactions and the requirement to make a Change of Control Offer) with respect to the notes, in each case if we deposit with the trustee, in trust, money or U.S. government obligations (or a combination thereof) sufficient to pay the principal of and any premium or interest on the notes when due. In order to select either option, we must, among other things, provide the trustee with an opinion of counsel stating that we have received from, or there has been published by, the Internal Revenue Service, a ruling to the effect that holders and beneficial owners of the notes will not recognize gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance.

In the event we exercise our option under (2) above with respect to the notes and the notes are declared due and payable because of the occurrence of any event of default other than default with respect to such obligations, the amount of money and U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on the notes at the time of their stated maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such event of default. We would remain liable, however, for such amounts.

Satisfaction and Discharge

The Indenture will be discharged as to all outstanding notes when:

•

either (1) all of the notes are authenticated and delivered (other than (i) lost, stolen or destroyed notes which have been replaced or paid in accordance with the Indenture or (ii) all notes for whose payment money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the trustee for cancellation, or (2) all notes not delivered to the trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their stated maturity within one year; and we have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust an amount in U.S. dollars sufficient to pay and discharge the entire indebtedness on the notes not theretofore delivered to the trustee for cancellation;

•	we have paid or caused to be paid all other sums payable under the Indenture by us; and

•

we have delivered to the trustee an officers’ certificate and an opinion of independent counsel each stating that (i) all conditions precedent relating to the satisfaction and discharge have been complied with, (ii) no default with respect to the notes has occurred and is continuing and (iii) such deposit does not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which we are a party.

Governing Law

The Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Delivery and Form

The notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with The Depository Trust Company, New York, New York (“DTC”), and registered in the name of a nominee of DTC in the form of a global certificate.

The Global Notes

DTC has advised us that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture governing the notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of Airgas, the trustee or any paying agent under the indenture governing the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC has advised us that its present practice is, upon receipt of any payment of principal, premium, if any, and interest (including additional interest) on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC ‘s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the notes.

DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the notes, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-

entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.AJN.V (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Certificated Securities

A Global Note is exchangeable for certificated securities if:

•

DTC (1) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (2) has ceased to be a Clearing Agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary; or

•

we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in certificated form (provided that under current industry practices, DTC would notify participants of our determination, but would only withdraw beneficial interests from a Global Note at the request of participants); or

•	there has occurred and is continuing a default or an event of default with respect to the notes.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes.

This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date hereof and all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal tax consequences described in this prospectus supplement. This summary addresses only tax consequences to investors that purchase the notes at initial issuance for the “issue price,” which will equal the first price to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money, and own the notes as “capital assets” within the meaning of the Code and not as part of a “straddle” or a “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment.

This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, banks, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, holders subject to the alternative minimum tax, partnerships or other pass-through entities (or investors in such entities), securities dealers, expatriates or United States persons whose functional currency for tax purposes is not the U.S. dollar). We have not and do not intend to seek a ruling from the Internal Revenue Service, or the “IRS,” with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below.

If any entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding notes should consult its tax advisers with respect to the tax treatment of holding notes through the partnership.

In certain circumstances, the notes provide for the payment of amounts in excess of stated interest or principal. Our obligation to pay such excess amounts may implicate the provisions of the Treasury regulations relating to “contingent payment debt instruments.” However, the possibility of such excess amounts being paid should not cause the notes to be treated as contingent payment debt instruments if, as of the issue date, such contingency is “remote,” “incidental,” or, in certain circumstances, if it is significantly more likely than not that such contingency will not occur. Although the matter is not free from doubt, we intend to take the position that these contingencies should not cause the notes to be treated as contingent payment debt instruments. This determination will be binding on a holder unless it explicitly discloses its contrary position to the IRS in the manner required by applicable Treasury regulations. However, this determination is inherently factual and we can give you no assurance that our position would be sustained if challenged by the IRS. If the IRS successfully challenged this determination, it could adversely affect the amount, timing and character of the income that a holder must recognize (including, for example, by treating gain recognized by holders upon a disposition of a note as ordinary income and requiring a holder to accrue interest income at a rate higher than the stated interest on the notes). The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Holders are urged to consult their own tax advisors regarding the potential application of the contingent payment debt regulations to the notes and the consequences thereof.

Persons considering the purchase of the notes should consult their tax advisers concerning the application of the U.S. federal income, estate and gift tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of the notes arising under the laws of any state, local, foreign or other taxing jurisdiction.

U.S. holders

For purposes of this discussion, a “U.S. Holder” means, for U.S. federal income tax purposes, a beneficial owner of a note that is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or political subdivision thereof or therein (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or that was a domestic trust for U.S. federal income tax purposes on August 19, 1996, and has elected to continue to be treated as a domestic trust.

Treatment of interest

It is expected, and therefore this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes. Stated interest on the notes will be taxable to a U.S. Holder as ordinary income as the interest accrues or is paid in accordance with the U.S. Holder’s method of tax accounting.

Treatment of dispositions of notes

Upon the sale, exchange, retirement, redemption or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts attributable to accrued and unpaid interest, which will be treated as ordinary interest income if not previously included in income) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note will be, in general, the cost of the note to the U.S. Holder. Gain or loss realized on the sale, exchange, retirement or redemption of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange, retirement or redemption the note has been held for more than one year. For non-corporate U.S. Holders, certain preferential tax rates may apply to gain recognized as long-term capital gain. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Non-U.S. holders

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

For purposes of the following discussion, any interest income and any gain realized on the sale, exchange, retirement, redemption or other disposition of the notes will be considered “U.S. trade or business income” if such interest income or gain is effectively connected with the conduct of a trade or business in the United States.

Treatment of interest

A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income on the notes if each of the following requirements is satisfied:

•	the interest is not U.S. trade or business income;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is actually or constructively related to us;

•

the Non-U.S. Holder is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

the Non-U.S. Holder provides to us or our paying agent an appropriate statement on a properly executed IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person. If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy.

To the extent these conditions are not met, a 30% withholding tax will apply to interest income on the notes that is not effectively connected income, unless an applicable income tax treaty reduces or eliminates such tax (and the Non-U.S. Holder provides us or our paying agent a properly executed IRS Form W-8BEN (or substitute form)).

If interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, the Non-U.S. Holder will generally be exempt from withholding tax, although to avoid withholding the Non-U.S. Holder must provide an appropriate statement to that effect on an applicable IRS Form W-8 (or substitute form). A Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all effectively connected interest income from the notes in the same manner as a U.S. Holder, as described above (unless an applicable income tax treaty provides otherwise). A Non-U.S. Holder that is a corporation could be subject to a branch profits tax at a 30% rate (or lower applicable treaty rate) on such holder’s effectively connected earnings and profits attributable to such income.

Treatment of dispositions of notes

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement, redemption or other disposition of a note unless:

•

such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement, redemption or other disposition and certain other conditions are met, in which case such holder will be subject to a 30% U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. source capital losses, or

•

the gain is U.S. trade or business income, in which case such holder generally will be subject to U.S. federal income tax in the same manner as U.S. Holders, as described above (unless an applicable income tax treaty provides otherwise). Additionally, in such event, Non-U.S. Holders that are corporations could be subject to a 30% (or lower applicable treaty rate) branch profits tax on such holder’s effectively connected earnings and profits attributable to such gain.

Information reporting requirements and backup withholding

When required, we will report to the holders of the notes and the IRS amounts of interest paid on or with respect to the notes and the amount of any tax withheld from such payments. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in foreign countries under the provisions of an income tax treaty or agreement.

Certain non-corporate U.S. Holders may be subject to backup withholding (currently at a rate of 28%). In general, backup withholding will apply to a U.S. Holder only if the U.S. Holder:

•	fails to furnish its Taxpayer Identification Number, or TIN, which for an individual would be his or her Social Security Number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it is subject to backup withholding because it has failed to properly report payments of interest and dividends;

•

under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments; or

•	fails to establish an exemption from backup withholding.

A Non-U.S. Holder may be subject to backup withholding (currently at a rate of 28%) with respect to interest paid on the notes. However, payments of interest to a Non-U.S. Holder will not be subject to backup withholding and related information reporting if the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury (for instance, on an IRS Form W-8 BEN) or satisfies the requirements of an otherwise established exemption.

The payment of the proceeds from a disposition (including a retirement or redemption) of notes by a Non-U.S. Holder to or through the U.S. office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury or satisfies the requirements of an otherwise established exemption.

If the proceeds from a disposition (including a retirement or redemption) of notes are paid to or through a foreign office of a broker that is not a United States person or a “U.S. related person,” as defined below, they will not be subject to backup withholding or information reporting. If the proceeds are paid to or through a foreign office of a broker that is either a United States person or a “U.S. related person,” they generally will be subject to information reporting. However, no such reporting is required if the holder certifies as to its non-U.S. status under penalties of perjury or the broker has certain documentary evidence in its files as to the holder’s non-U.S. status. Backup withholding will not apply to payments made through the foreign offices of a United States person or U.S. related person.

For purposes of this paragraph, a “U.S. related person” is:

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income during a specified three-year period is effectively connected with the conduct of a U.S. trade or business; or

•

a foreign partnership if one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interest of the partnership or if the partnership is engaged in the conduct of a U.S. trade or business.

Backup withholding is not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

The federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Persons considering the purchase of the notes should consult their tax advisers concerning the application of the U.S. federal income, estate and gift tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of the notes arising under the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

We are offering the notes described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC, Barclays Capital Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC are acting as the representatives of the several underwriters named below. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the aggregate principal amount of notes listed next to its name in the following table:

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$63,750,000
Barclays Capital Inc.	63,750,000
Goldman, Sachs & Co.	63,750,000
Wells Fargo Securities, LLC	33,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	28,500,000
BNY Mellon Capital Markets, LLC	27,000,000
Credit Agricole Securities (USA) Inc.	6,750,000
SunTrust Robinson Humphrey, Inc.	6,750,000
U.S. Bancorp Investments, Inc.	6,750,000

Total	$300,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the notes if they buy any of them. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement, and may offer the notes to certain dealers at such price less a concession not in excess of 0.300% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the notes to certain other dealers. After the public offering of the notes, the public offering price and other selling terms may be changed.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $500,000.

We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any marketmaking activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over allot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. Specifically, an affiliate of Banc of America Securities LLC is the administrative agent under the Senior Credit Facility and affiliates of each of the underwriters are revolving lenders under the Senior Credit Facility and, as a result of the prepayment of a portion of the revolving loans, will receive a portion of the net proceeds of this offering. In addition, Banc of America Securities LLC and Goldman, Sachs & Co. are acting as financial advisors to us in connection with Air Products, Inc.’s tender offer to purchase all of our common stock.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the Company.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, notes, debentures and units of notes and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

CONFLICTS OF INTEREST

Affiliates of each of the underwriters are lenders under our Senior Credit Facility. Because the net proceeds from the offering of the notes will be used to repay revolving indebtedness under our Senior Credit Facility, we expect that more than 5% of the net proceeds will be directed to one or more of the underwriters (or their affiliates), which would be considered a “conflict of interest” under NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc. As such, this offering is being conducted in accordance with the applicable requirements of Rule 2720(a)(1)(e) regarding the underwriting of securities of a company with a member that has a conflict of interest within the meaning of those rules. Pursuant to Rule 2720, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of debt securities that are investment grade rated.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon for Airgas, Inc. by Cahill Gordon & Reindel LLP, New York, New York, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Airgas, Inc. and subsidiaries as of March 31, 2009 and 2008, and for each of the years in the three-year period ended March 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective April 1, 2007.

PROSPECTUS

DEBT SECURITIES

GUARANTEES OF DEBT SECURITIES

We may offer from time to time unsecured debt securities consisting of notes, debentures or other evidences of indebtedness.

The terms of each series of debt securities will be set forth in a prospectus supplement. You should read this prospectus and the prospectus supplement carefully.

This prospectus may not be used to offer or sell any debt securities unless accompanied by a prospectus supplement.

Investing in these securities involves certain risks. See the section entitled “Risk Factors” beginning on page 11 of our Annual Report on Form 10-K for the year ended March 31, 2009 and similar sections in subsequent reports filed publicly, each of which is incorporated by reference into this prospectus and, if applicable, any risk factors described in any accompanying prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We may sell debt secures directly, through agents or through underwriters or dealers.

The date of this prospectus is September 8, 2009

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “Commission”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell debt securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below.

Unless we state otherwise or the context otherwise requires, references to “Airgas,” “us,” “we,” “our” or “Company” in this prospectus means Airgas, Inc., and does not include the consolidated subsidiaries of Airgas, Inc. When we refer to “you” in this section, we mean all purchasers of the securities being offered by this prospectus, whether they are the holders or only indirect owners of those securities.

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement under the Securities Act that registers the distribution of the debt securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our securities. The rules and regulations of the Commission allow us to omit certain information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the following location of the Commission.

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Room of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

The Commission also maintains a website that contains reports, proxy statements and other information about issuers. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy and information statements and other information about the Company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the Commission. They contain important information about us.

Company SEC Filings	Period

Annual Report on Form 10-K	Year ended March 31, 2009
Quarterly Report on Form 10-Q	Quarter ended June 30, 2009
Current Report on Form 8-K	As filed on August 20, 2009

We incorporate by reference additional documents that we may file with the Commission between the date of this prospectus and the termination or completion of the offering of the debt securities. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. Any report, document, or portion thereof that is furnished to, but not filed with, the Commission is not incorporated by reference. The information contained on our website (www.airgas.com) is not incorporated into this prospectus.

You can obtain any of the documents incorporated by reference in this document through us, or from the Commission through the Commission’s website at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to that document. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

General Counsel’s Office

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

If you request any incorporated documents from us, we will mail them to you by first class mail, or other means, promptly after we receive your request.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain statements that are forward looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding: the Company’s expectation that fiscal 2010 second quarter net earnings will range from $0.64 to $0.69 per diluted share; the Company’s expectation that fiscal 2010 earnings will range from $2.65 to $2.85 per diluted share and that its overall effective tax rate for fiscal 2010 will range from 39.0% to 39.5% of pre-tax earnings; the continued weak business climate; our identification of an additional $12 million of annual expense reductions to be fully implemented by the end of the second quarter; our realization of $45 million in annual expense reductions and $10 million of additional expected annual savings in fiscal 2010 from ongoing efficiency initiatives; the Company’s ability and intention to refinance principal payments on its outstanding term loans with borrowings under its long-term revolving credit facilities; the Company’s evaluation of its trade receivable securitization agreement and bank arrangements; the Company’s expectation that its accounts receivable securitization will be available as a source of funds through its expiration date in March 2010; the Company’s belief that if the accounts receivable securitization was not available as a source of funds that it could secure an alternate source of funds; the Company’s ability to manage its exposure to interest rate risk through the use of interest rate swap agreements; the performance of counterparties under interest rate swap agreements; the Company’s estimate that for every 25 basis point increase in LIBOR, annual interest expense will increase approximately $2 million; the estimate of future interest payments on the Company’s long-term debt obligations; and the estimate of future payments or receipts under interest rate swap agreements.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual results to differ materially from those predicted in any forward-looking statement include, but are not limited to: the Company’s inability to meet its earnings estimates due to lower sales, higher product costs and/or higher operating expenses than that forecasted by the Company; continued weakening of the economy resulting in weakening demand for the Company’s products; weakening operating and financial performance of the Company’s customers, which can negatively impact the Company’s sales and the Company’s ability to collect its accounts receivable; changes in the environmental regulations that affect the Company’s production and sales of specialty gases and other products; higher or lower overall tax rates in fiscal 2010 than that estimated by the Company resulting from changes in tax laws, reserves and other estimates; increase in debt in future periods and the impact on the Company’s ability to pay and/or grow its dividend; a decline in demand from markets served by the Company; adverse customer response to the Company’s strategic product sales initiatives; the Company’s inability to continue sales of strategic products in markets growing faster than GDP; a lack of cross-selling opportunities for the Company’s strategic products; a lack of specialty gas sales growth due to a downturn in certain markets; the negative effect of an economic downturn on strategic product sales and margins; the inability of strategic products to diversify against cyclicality; supply shortages of certain gases and the resulting inability of the Company to meet customer gas requirements; customers’ acceptance of current prices and of future price increases; adverse changes in customer buying patterns; a rise in product costs and/or operating expenses at a rate faster than the Company’s ability to increase prices; higher or lower capital expenditures than that estimated by the Company; the inability to refinance payments on the term loans due to a lack of availability under the revolving credit facilities; limitations on the Company’s borrowing capacity dictated by the Senior Credit Facility; our continued ability to access credit markets on satisfactory terms; the impact of tightened credit markets on our customers; the impact of changes in tax and fiscal policies and laws; the extent and duration of current recessionary trends in the U.S. economy; potential disruption to the Company’s business from integration problems associated with acquisitions; the Company’s success in implementing and continuing its cost reduction program; the Company’s ability to successfully identify, consummate and integrate acquisitions to achieve anticipated acquisition synergies; potential liabilities arising from withdrawals from the Company’s assumed multi-employer pension plans; the inability to pay dividends as a result of loan covenant restrictions; the inability to manage interest rate exposure; the potential reduction in the availability of the Company’s securitization agreement; higher or lower interest expense than that estimated by the Company due to changes in debt levels or increases in interest rates; performance by counterparties related to interest rate swap agreements; the effects of competition from independent distributors and vertically integrated gas producers on products, pricing and sales growth; changes in product prices from gas producers and name-brand manufacturers and suppliers of hardgoods; changes in customer demand resulting in the inability to meet minimum product purchases under supply agreements; and the effects of, and changes in, the economy, monetary and fiscal policies, laws and regulations, inflation and monetary fluctuations, both on a national and international basis. The Company does not undertake to update any forward-looking statement made herein or that may be made from time to time by or on behalf of the Company.

AIRGAS, INC.

Airgas, Inc., through its subsidiaries, is the largest U.S. distributor of industrial, medical and specialty gases and related hardgoods, such as welding supplies. Airgas is also a leading U.S. distributor of safety products, the largest U.S. producer of nitrous oxide and dry ice, the largest liquid carbon dioxide producer in the Southeast, the fifth largest producer of atmospheric merchant gases in North America and a leading distributor of process chemicals, refrigerants and ammonia products.

We were incorporated in 1986 under the laws of the State of Delaware. Our executive offices are located at 259 North Radnor-Chester Rd., Radnor, PA 19087-5283, and our telephone number is (610) 687-5253. We maintain a website that contains information about us at www.airgas.com. The information included on our website is not, and should not be considered as, a part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes. These may include repayment of other indebtedness, capital expenditures, possible acquisitions and other purposes as may be specified in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges has been computed by dividing “earnings available for fixed charges” by “fixed charges.” For purposes of computing this ratio, “earnings available for fixed charges” principally consists of (i) earnings before income taxes and minority interest, plus (ii) “fixed charges.” “Fixed charges” principally consists of interest expense and the portion of rental expense that is representative of the interest factor.

	Three Months Ended June 30, 2009	Fiscal Year Ended
		March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005
Ratio of Earnings to Fixed Charges	3.98X	4.17X	3.55X	3.35X	3.18X	2.72X

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES

The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to those debt securities will be described in the prospectus supplement relating to those debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

General

The debt securities may be issued from time to time under the indenture in an unlimited aggregate principal amount and an unlimited number of series. The indenture will be qualified under the Trust Indenture Act of 1939.

The debt securities are unsecured and will have the same rank as all other unsecured and nonsubordinated debt of the Company.

The following summaries of material provisions of the notes and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to the debt securities that we sell under this prospectus, as well as the complete indentures that contain the terms of the debt securities.

The prospectus supplement relating to the series of debt securities which it offers describes to the extent applicable:

(1) the title of the debt securities of such series;

(2) the principal amount being offered, and, if a series, the total amount authorized and the total amount outstanding;

(3) any limit upon the aggregate principal amount of such debt securities;

(4) whether or not we will issue the series of debt securities in global form and, if so, the terms and who the depositary will be;

(5) the date or dates on which such debt securities will mature or the method of determination of such date or dates;

(6) the rate or rates, or the method of determination thereof, at which such debt securities will bear interest, if any, the date or dates from which such interest will accrue, the date or dates such interest will be payable and, for registered debt securities, the regular record dates;

(7) the place or places where the principal of, and premium and interest, if any, on, such debt securities will be payable;

(8) the terms and conditions upon which any such debt security may be redeemed (including the period or periods within which and the price or prices at which such security may be redeemed), in whole or in part, at our option;

(9) any terms for redemption or repurchase pursuant to any sinking fund or analogous provision at the option of a holder;

(10) if other than the principal amount thereof, the portion of the principal amount of such debt securities that will be payable upon acceleration of maturity;

(11) any terms for conversion of the debt securities into other securities of the Company or any other corporation at the option of a holder;

(12) any terms for the attachment to such debt securities of warrants, options or other rights to purchase or sell stock or other securities of the Company;

(13) if other than the principal amount thereof, the portion of the principal amount of such debt securities that will be payable upon acceleration of maturity (debt securities subject to such provisions being referred to as “Original Issue Discount Securities”);

(14) any covenants limiting or otherwise restricting our ability or the ability of our subsidiaries to take any action or measures;

(15) any deletions or modifications of, or additions to, the events of default under the indenture with respect to such debt securities;

(16) if other than U.S. dollars, the currency, currencies or currency unit or units in which such debt securities will be denominated and in which the principal of, and premium and interest, if any, on, such securities will be payable and related restrictions;

(17) whether, and the terms and conditions on which, the Company or a holder may elect that, or the other circumstances under which, payment of principal of, or premium or interest, if any, on, such debt securities is to be made in a currency or currencies or currency unit or units other than that in which such debt securities are denominated;

(18) any matter of determining the amount of principal of, or premium or interest, if any, on, any such debt securities to be determined with reference to an index based on a currency or currency unit or units other than that in which such debt securities are stated to be payable or an index based on any other method;

(19) whether such debt securities will be issued in fully registered form without coupons or in bearer form with or without coupons, or any combination thereof, whether such debt securities will be issued in the form of one or more global securities and whether such debt securities are to be issuable in temporary global form or definitive global form;

(20) whether and under what circumstances the Company will pay additional amounts to any holder of such debt securities who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms the Company will have the option to redeem such debt securities rather than pay any additional amounts; and

(21) any other terms of any of such debt securities not inconsistent with the indenture.

Subsidiary Guarantees

If specified in the prospectus supplement, certain of our subsidiaries (our “Subsidiary Guarantors”) will guarantee the debt securities of a series.

Form, Exchange, Registration and Transfer

The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, we will not be required to register the transfer or exchange of:

•

any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of, or any premium or interest on, debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” means each day on which commercial banks and foreign exchange markets settle payments in the place or places where the principal of (and premium, if any) and interest, if any, on the Securities of that series are payable, or place of publication. Unless otherwise specified, “business day” shall exclude any day on which commercial banks and foreign exchange markets do not settle payments in London.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities

The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Satisfaction and Discharge; Defeasance

At the request of the Company, the indenture will cease to be in effect as to the debt securities of any series (except for certain obligations to register the transfer or exchange of such debt securities and related coupons, if any, and hold moneys for payment of such debt securities and coupons in trust) when either (a) all such debt securities and coupons have been delivered to the trustee for cancellation or (b) all such debt securities and coupons have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and the Company has deposited with the trustee, in trust money, in the currency, currencies or currency unit or units in which such debt securities are payable, in an amount sufficient to pay all the principal of, and premium and interest, if any, on, such debt securities on the dates such payments are due in accordance with the terms of such debt securities.

The Company may defease any series of debt securities and, at its option, either (a) be discharged after 90 days from any and all obligations in respect of such series of debt securities (except for certain obligations to register the transfer of or exchange debt securities and related coupons, replace stolen, lost or mutilated debt securities and coupons, maintain paying agencies and hold moneys for payment in trust) or (b) eliminate the requirement to comply with certain restrictive covenants of the indenture in respect of such series. In order to exercise either defeasance option, the Company must deposit with the trustee in trust, money, or, in the case of debt securities and coupons denominated in U.S. dollars, U.S. treasuries or, in the case of debt securities and coupons denominated in a foreign currency, foreign government securities, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay in the currency, currencies or currency unit or units in which such debt securities are payable all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series. Among the conditions to the Company exercising any such option, the Company is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for United States Federal income tax purposes and that the holders of such series will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such option had not been exercised.

Events of Default, Notice and Waiver

The following are events of default under each indenture with respect to any series of debt securities that we may issue:

•	default for 30 days in payment of any interest installment when due;

•	default in payment of principal of, or premium, if any, on, debt securities of such series when due at their stated maturity, by declaration, when called for redemption or otherwise;

•	default for 30 days in the making of any payment for a sinking, purchase or analogous fund provided for in respect of debt securities of such series;

•

default for 60 days after notice to the Company by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series in the performance of any covenant or agreement in the debt securities of such series or in the indenture with respect to debt securities of such series;

•	certain events of bankruptcy, insolvency and reorganization; and

•	any other event of default provided with respect to the debt securities of such series.

No event of default with respect to a single series of indebtedness issued under the indenture (and any supplemental indentures) necessarily constitutes an event of default with respect to any other series of indebtedness issued thereunder.

The indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to the debt securities of any series, give to the holders of the debt securities of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal of, or premium or interest, if any, on, or a sinking fund installment, if any, with respect to any of the debt securities of such series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the debt securities of such series. The term “default” for the purpose of this provision only means the happening of any of the events of default specified above, except that any grace period or notice requirement is eliminated.

The indenture contains provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities before proceeding to exercise any right or power under the indenture at the request of holders of the debt securities.

The indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series may in certain circumstances direct the time, method and place of conducting proceedings for remedies available to the trustee or exercising any trust or power conferred on the trustee in respect of such series.

The indenture includes a covenant that obligates us to file annually with the trustee an officers’ certificate stating whether any default exists and specifying any default that exists.

In certain cases, the holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of such series waive any past default or event of default with respect to the debt securities of such series or compliance with certain provisions of the indenture, except, among other things, a default not theretofore cured in payment of the principal of, or premium or interest, if any, on, any of the debt securities of such series. The holders of a majority in principal amount of a series of outstanding debt securities also have certain rights to rescind any declaration of acceleration with respect to such series after all events of default with respect to such series not arising from such declaration shall have been cured.

Modification of the Indenture

The indenture allows us and the trustee, without the consent of any holders of debt securities, to enter into supplemental indentures for the purposes, among other things, of:

•	evidencing the succession of another corporation and the assumption by such corporation of the covenants in the indenture and series of debt securities;

•	adding covenants that apply to us;

•	adding additional events of default;

•	establishing the form or terms of any series of debt securities issued under such supplemental indentures or curing ambiguities or inconsistencies in the indenture, and

•	making other provisions that do not adversely affect the interests of the holders of any series of debt securities in any material respect.

The indenture allows us and the trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of all affected series (acting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the debt securities of such series. But no supplemental indenture may, without the consent of the holders of all the outstanding debt securities affected thereby, among other things:

(1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

(2) reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any debt security;

(3) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon acceleration of the maturity thereof;

(4) change any place of payment where, or the currency, currencies or currency unit or units in which, any debt security or any premium or interest thereon is payable;

(5) impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date);

(6) affect adversely the terms, if any, of conversion of any debt security into our stock or other securities or of any other corporation;

(7) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture or any waiver (in compliance with certain provisions of the indenture or certain defaults thereunder and their consequences) provided for in the indenture;

(8) change any obligation, with respect to outstanding debt securities of a series, to maintain an office or agency in the places and for the purposes specified in the indenture for such series; and

(9) modify any of the foregoing provisions or the provisions for the waiver of certain covenants and defaults, except to increase any applicable percentage of the aggregate principal amount of outstanding debt securities the consent of the holders of which is required or to provide with respect to any particular series the right to condition the effectiveness of any supplemental indenture as to that series on the consent of the holders of a specified percentage of the aggregate principal amount of outstanding debt securities of such series or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Concerning the Trustee

The prospectus supplement will provide information concerning the trustee.

PLAN OF DISTRIBUTION

We may sell the debt securities in any of three ways: (i) through underwriters, (ii) through dealers or agents or (iii) directly to a limited number of institutional purchasers or to a single purchaser. The applicable prospectus supplement, will set forth the terms of the offering of the debt securities of such series, including the name or names of any underwriters, the purchase price and the proceeds we receive from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and other specific terms of the particular offering. Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the securities being offered by that prospectus supplement.

If we use underwriters in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the debt securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may sell debt securities directly or through agents designated by us from time to time. Any agent involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commissions payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with us and/or our subsidiaries to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, and/or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Each series of debt securities will be a new issue of securities with no established trading market. Any underwriters to whom we sell debt securities for public offering and sale may make a market in such debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

Unless otherwise indicated in your prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City.

LEGAL MATTERS

Cahill Gordon & Reindel LLP will issue an opinion concerning the validity of the offered debt securities for Airgas, Inc. Any underwriter, dealer or agent will be advised about other legal issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements and schedule of Airgas, Inc. and subsidiaries as of March 31, 2009 and 2008, and for each of the years in the three-year period ended March 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report refers to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective April 1, 2007.

$300,000,000

2.85% Notes due 2013

PROSPECTUS SUPPLEMENT

March 10, 2010

Joint Book-Running Managers

Barclays Capital

BofA Merrill Lynch

Goldman, Sachs & Co.

Wells Fargo Securities

Lead Managers

BB&T Capital Markets

BNY Mellon Capital Markets, LLC

Co-Managers

Credit Agricole CIB

SunTrust Robinson Humphrey

U.S. Bancorp Investments, Inc.